April 6, 2010
VIA EDGAR SUBMISSION
Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	PowerShares Exchange Traded Fund Trust, File No. 811-21265
PowerShares Exchange Traded Fund Trust II, File No. 811-21977
PowerShares Actively Managed Exchange Traded Fund Trust, File No. 811-22148
PowerShares India Exchange Traded Fund Trust, File No. 811-22147
Gentlemen:
Enclosed for filing pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended (the “Act”) are the following documents regarding the joint insured fidelity bond for the above-referenced investment companies:
1.	A copy of the Investment Company Blanket Bond with attached riders pertaining thereto.

2.	A copy of the Resolution to the Consideration of the Fidelity Bond.

3.	A statement showing the amount of the single insured bond which each of the above-referenced investment companies would have provided and maintained had each investment company not been named as an insured under a joint insured bond;

4.	A statement as to the period for which premium have been paid; and

5.	A copy of the Agreement Regarding Allocation of Recoveries Under Joint Insured Bond.
If you should need any additional information, please contact me at 630.868.7117.
Sincerely,

/s/ Bruce T. Duncan Bruce T. Duncan
Treasurer

CC: Deanna Marotz

AMOUNT OF THE SINGLE INSURED BOND WHICH EACH INVESTMENT COMPANY WOULD HAVE PROVIDED AND MAINTAINED HAD EACH COMPANY NOT BEEN NAMED AS AN INSURED UNDER A JOINT INSURED BOND
Had the following investment companies not been named as insured under a joint insured bond, pursuant to section 17g-1(g)(1)(B)(iii), each of them would have provided and maintained a single insured bond in the amounts set forth below:

1. PowerShares CEF Income Composite Portfolio	$200,000.00

/s/ Bruce T. Duncan

Bruce T. Duncan	April 6, 2010

FIDELITY BOND
INSURANCE ALLOCATION AGREEMENT
     THIS INSURANCE ALLOCATION AGREEMENT (the “Agreement”) is made as of February 18, 2010, by and among PowerShares Exchange-Traded Fund Trust, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing, PowerShares Exchange-Traded Fund Trust II, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing, PowerShares India Exchange-Traded Fund Trust, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing, and PowerShares Actively Managed Exchange-Traded Fund Trust, a Delaware statutory trust, for itself and on behalf of each series thereof now or hereafter existing (individually referred to herein as a “Trust,” and collectively as the “Trusts” and each series of the Trusts identified from time to time on Schedule A and being referred to herein as a “Series”) (the Trusts sometimes individually hereinafter referred to as a “Party” or collectively as “Parties”).
     WHEREAS, the Trusts have been named as insureds (“Insureds”) under a joint fidelity bond (the “Bond”) approved by each Trust’s Board of Trustees (the “Board”);
     WHEREAS, the Bond is intended to satisfy the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended; and
     WHEREAS, the Parties, in accordance with the requirements of Rule 17g-1(f), desire to establish (i) the criteria by which the premiums for the Bond shall be allocated among the Parties and (ii) the criteria by which the amounts payable under the Bond shall be allocated among the Parties covered under same.
     NOW, THEREFORE, it is agreed as follows:
     1. Each Series of a Trust shall pay a percentage of the premium for the Bond, as allocated in such equitable manner as determined by the Boards of Trustees of the Trusts, which amounts are set forth on Schedule B to this Agreement. From time to time adjustments may be made by mutual agreement of the Trusts to the portion of the premiums theretofore paid by a Trust or Series, based on a subsequent change or changes in the net assets of one or more Trusts or the addition or withdrawal of a Trust or Series pursuant to this Agreement.
     2. If the insurer issuing the Bond (the “Insurer”) is willing, with or without additional premium, to add, as an Insured under the Bond, any investment company not listed as a signatory to this Agreement or any Series of a Trust not identified on Schedule A of this Agreement, the Trusts agree (a) that such addition may be made provided that the non-interested directors or trustees of the Trusts covered by the Bond shall approve such addition and (b) that such additional entity may become a party to this Agreement and be included within the terms “Trust” or “Party” provided that in each case such entity shall have executed and delivered to the Trusts its written agreement to become a party hereto and to be bound by the terms of this Agreement.
     3. In the event that the claims of loss of two or more Parties as Insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, or in the event that the aggregate recovery by the Insureds under the Bond is less than the aggregate loss incurred by the Insureds that gave rise to the claims, the following rules shall determine, as between the claimants, the priority of satisfaction of the claims under the Bond:
(a)	First, all claims of each Trust which have been duly proven and established under the Bond shall be satisfied up to the minimum amount of the Bond required for such Trust under Rule 17g-1(d); and

(b)	Second, the remaining amount of recovery, if any, shall then be applied to claims of the Parties in proportion to the total of the unsatisfied amount of the claims of all such Parties.
     4. This Agreement shall become effective as of the date first above written, and shall remain in full force and effect during the effective period of the Bond as specified therein. Any Party may withdraw from this Agreement and the Bond upon sixty (60) days’ written notice to the other Parties and the Securities and Exchange Commission in accordance with Rule 17g-1 under the Act. The withdrawing Party shall be entitled to receive its proportionate share of any premium refund received from the Insurer.
     5. The obligations of the Trusts which are organized as Massachusetts business trusts, or any other investment company organized as a Massachusetts business trust which may be added pursuant to Section 2 under this Agreement, are not binding upon any of the trustees or holders of shares of beneficial interest of any such trust individually, but bind only the respective trust estate of each.
     6. This Agreement shall supersede all prior agreements entered into between or among any of the Trusts with respect to the same matters.
     7. Notwithstanding the foregoing, claims made under the Bond during a period prior to the effective date of this Agreement (and any recoveries related to any such claims) shall be subject to the terms of the premium sharing and allocation agreement in effect during that period.

2

     IN WITNESS WHEREOF the Trusts have caused this Agreement to be executed by their officers, as appropriate, hereunto duly authorized all as of the day and year first above written.

POWERSHARES EXCHANGE-TRADED FUND TRUST

By:	/s/ Bruce T. Duncan

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Bruce T. Duncan

POWERSHARES INDIA EXCHANGE-TRADED FUND TRUST

By:	/s/ Bruce T. Duncan

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

By:	/s/ Bruce T. Duncan

3

SCHEDULE A
SERIES
PowerShares Exchange-Traded Fund Trust
1.	PowerShares Dynamic Market Portfolio

2.	PowerShares Dynamic Small Cap Growth Portfolio

3.	PowerShares Dynamic Small Cap Value Portfolio

4.	PowerShares Dynamic Biotechnology & Genome Portfolio

5.	PowerShares Dynamic Food & Beverage Portfolio

6.	PowerShares Dynamic Leisure and Entertainment Portfolio

7.	PowerShares Dynamic Media Portfolio

8.	PowerShares Dynamic Networking Portfolio

9.	PowerShares Dynamic Pharmaceuticals Portfolio

10.	PowerShares Dynamic Semiconductors Portfolio

11.	PowerShares Dynamic Software Portfolio

12.	PowerShares Dynamic OTC Portfolio

13.	PowerShares Zacks Micro Cap Portfolio

14.	PowerShares International Dividend Achievers Portfolio

15.	PowerShares Dividend Achievers Portfolio

16.	PowerShares High Growth Rate Dividend Achievers Portfolio

17.	PowerShares Aerospace & Defense Portfolio

18.	PowerShares Dynamic Building & Construction Portfolio

19.	PowerShares Dynamic Energy Exploration & Production Portfolio

20.	PowerShares Dynamic Insurance Portfolio

21.	PowerShares Dynamic Oil & Gas Services Portfolio

22.	PowerShares Dynamic Retail Portfolio

23.	PowerShares High Yield Equity Dividend Achievers Portfolio

24.	PowerShares Dynamic Utilities Portfolio

25.	PowerShares Lux Nanotech Portfolio

26.	PowerShares Water Resources Portfolio

27.	PowerShares Value Line Timeliness Select Portfolio

28.	PowerShares Dynamic Hardware & Consumer Electronics Portfolio

29.	PowerShares Dynamic Telecommunications & Wireless Portfolio

30.	PowerShares Golden Dragon Halter USX China Portfolio

31.	PowerShares WilderHill Clean Energy Portfolio

32.	PowerShares Dynamic Large Cap Growth Portfolio

33.	PowerShares Dynamic Large Cap Value Portfolio

34.	PowerShares Dynamic Mid Cap Growth Portfolio

35.	PowerShares Dynamic Mid Cap Value Portfolio

36.	PowerShares Zacks Small Cap Portfolio

37.	PowerShares FTSE RAFI US 1000 Portfolio

38.	PowerShares Dynamic Energy Sector Portfolio

39.	PowerShares Dynamic Financial Sector Portfolio

40.	PowerShares Dynamic Healthcare Sector Portfolio

41.	PowerShares Dynamic Healthcare Services Portfolio

42.	PowerShares Dynamic Industrials Sector Portfolio

43.	PowerShares Dynamic Large Cap Portfolio

44.	PowerShares Dynamic MagniQuant Portfolio

45.	PowerShares Dynamic Mid Cap Portfolio

46.	PowerShares Dynamic Small Cap Portfolio

47.	PowerShares Dynamic Technology Sector Portfolio

48.	PowerShares Buyback Achievers Portfolio

49.	PowerShares FTSE RAFI Basic Materials Sector Portfolio

50.	PowerShares FTSE RAFI Consumer Goods Sector Portfolio

51.	PowerShares FTSE RAFI Consumer Services Sector Portfolio

52.	PowerShares FTSE RAFI Energy Sector Portfolio

53.	PowerShares FTSE RAFI Financials Sector Portfolio

54.	PowerShares FTSE RAFI Health Care Sector Portfolio

55.	PowerShares FTSE RAFI Industrials Sector Portfolio

56.	PowerShares FTSE RAFI Telecommunications & Technology Sector Portfolio

57.	PowerShares FTSE RAFI US 1500 Small-Mid Portfolio

58.	PowerShares FTSE RAFI Utilities Sector Portfolio

59.	PowerShares Cleantech Portfolio

60.	PowerShares Dynamic Aggressive Growth Portfolio

61.	PowerShares Dynamic Banking Portfolio

62.	PowerShares Dynamic Basic Materials Sector Portfolio

63.	PowerShares Dynamic Consumer Discretionary Sector Portfolio

64.	PowerShares Dynamic Consumer Staples Sector Portfolio

65.	PowerShares Dynamic Deep Value Portfolio

66.	PowerShares Financial Preferred Portfolio

67.	PowerShares Global Listed Private Equity Portfolio

68.	PowerShares DWA Technical Leaders Portfolio

69.	PowerShares Value Line Industry Rotation Portfolio

70.	PowerShares WilderHill Progressive Energy Portfolio

71.	PowerShares S&P 500 BuyWrite Portfolio

72.	PowerShares FTSE NASDAQ Small Cap Portfolio

73.	PowerShares NASDAQ Internet Portfolio

74.	PowerShares NXQ Portfolio

75.	PowerShares DJIA BuyWrite Portfolio

76.	PowerShares NASDAQ-100 BuyWrite Portfolio

77.	PowerShares Dynamic Dividend Portfolio

78.	PowerShares Security Portfolio

79.	PowerShares S&P US Stars Portfolio

80.	PowerShares Evangelical 150 Portfolio

81.	PowerShares Catholic 150 Portfolio

82.	PowerShares NASDAQ Transportation Portfolio

83.	PowerShares NASDAQ Financial-100 Portfolio
PowerShares Exchange-Traded Fund Trust II
84.	PowerShares Dynamic Asia Pacific Portfolio

85.	PowerShares FTSE RAFI Asia Pacific ex-Japan Portfolio

86.	PowerShares FTSE RAFI Developed Markets ex-U.S. Small-Mid Portfolio

87.	PowerShares FTSE RAFI Developed Markets ex-U.S. Portfolio

88.	PowerShares FTSE RAFI Emerging Markets Portfolio

89.	PowerShares FTSE RAFI Europe Portfolio

90.	PowerShares FTSE RAFI Europe Small-Mid Portfolio

91.	PowerShares FTSE RAFI Japan Portfolio

92.	PowerShares International Listed Private Equity Portfolio

93.	PowerShares Global Water Portfolio

94.	PowerShares Global Clean Energy Portfolio

95.	PowerShares Dynamic Developed International Opportunities Portfolio

96.	PowerShares Dynamic Europe Portfolio

97.	PowerShares FTSE RAFI International Real Estate Portfolio

98.	PowerShares 1-30 Laddered Treasury Portfolio

99.	PowerShares Emerging Markets Sovereign Debt Portfolio

100.	PowerShares High Yield Corporate Bond Portfolio

101.	PowerShares Insured National Municipal Bond Portfolio

102.	PowerShares Insured New York Municipal Bond Portfolio

103.	PowerShares Insured California Municipal Bond Portfolio

104.	PowerShares VRDO Tax-Free Weekly Portfolio

105.	PowerShares DWA Developed Markets Technical Leaders

106.	PowerShares DWA Emerging Markets Technical Leaders

107.	PowerShares Autonomic Balanced NFA Global Asset Portfolio

108.	PowerShares Autonomic Balanced Growth NFA Global Asset Portfolio

109.	PowerShares Autonomic Growth NFA Global Asset Portfolio

110.	PowerShares FTSE RAFI Asia Pacific ex-Japan Small-Mid Portfolio

111.	PowerShares Global Nuclear Energy Portfolio

112.	PowerShares Preferred Portfolio

113.	PowerShares FTSE RAFI Latin America Portfolio

114.	PowerShares FTSE RAFI Australia Portfolio

115.	PowerShares FTSE RAFI Brazil Portfolio

116.	PowerShares FTSE RAFI Canada Portfolio

117.	PowerShares FTSE RAFI China Portfolio

118.	PowerShares FTSE RAFI France Portfolio

119.	PowerShares FTSE RAFI Germany Portfolio

120.	PowerShares FTSE RAFI Hong Kong Portfolio

121.	PowerShares FTSE RAFI Mexico Portfolio

122.	PowerShares FTSE RAFI South Africa Portfolio

123.	PowerShares FTSE RAFI South Korea Portfolio

124.	PowerShares FTSE RAFI Taiwan Portfolio

125.	PowerShares FTSE RAFI United Kingdom Portfolio

126.	PowerShares Dynamic Emerging Markets Portfolio

127.	PowerShares Developed International Growth Portfolio

128.	PowerShares Developed International Value Portfolio

129.	PowerShares Dynamic Japan Portfolio

130.	PowerShares Dynamic Australia Portfolio

131.	PowerShares Dynamic Canada Portfolio

132.	PowerShares Dynamic France Portfolio

133.	PowerShares Dynamic Germany Portfolio

134.	PowerShares Dynamic UK Portfolio

135.	PowerShares Ireland Portfolio

136.	PowerShares S&P European Stars Portfolio

137.	PowerShares Investment Grade Corporate Bond Portfolio

138.	PowerShares Aggregate Bond Portfolio

139.	PowerShares 1-20 Laddered Treasury Portfolio

140.	PowerShares 1-10 Laddered Treasury Portfolio

141.	PowerShares 1-5 Laddered Treasury Portfolio

142.	PowerShares Build America Bond Portfolio

143.	PowerShares Developed Markets Infrastructure Portfolio

144.	PowerShares Emerging Markets Infrastructure Portfolio

145.	PowerShares Space and Satellite Portfolio

146.	PowerShares DJ Global Exchanges Portfolio

147.	PowerShares Asia-Pacific Water Portfolio

148.	PowerShares MENA Frontier Countries Portfolio

149.	PowerShares Global Agriculture Portfolio

150.	PowerShares Global Biotech Portfolio

151.	PowerShares Global Coal Portfolio

152.	PowerShares Global Gold and Precious Metals Portfolio

153.	PowerShares Global Steel Portfolio

154.	PowerShares Global Progressive Transportation Portfolio

155.	PowerShares Global Wind Energy Portfolio

156.	PowerShares DWA Relative Strength Portfolio

157.	PowerShares FTSE RAFI QQQF Portfolio

158.	PowerShares CEF Income Composite Portfolio
PowerShares India Exchange-Traded Fund Trust
159.	PowerShares India Portfolio (including PowerShares Mauritius)
PowerShares Actively Managed Exchange-Traded Fund Trust
160.	PowerShares Active AlphaQ Fund

161.	PowerShares Active Alpha Multi-Cap Fund

162.	PowerShares Active Mega Cap Fund

163.	PowerShares Active Low Duration Fund

164.	PowerShares Active U.S. Real Estate Fund

165.	PowerShares Prime Non-Agency RMBS Opportunity Fund

166.	PowerShares Alt-A Non-Agency RMBS Opportunity Fund

167.	PowerShares Active Dorsey Write Sector Rotation Fund

168.	PowerShares Active Premia Plus Fund

SCHEDULE B
SERIES
     The premium of the Bond shall be allocated 25% to each Trust, one-half per capita and one-half pro rata by assets to each Series of a Trust then existing as of May 1, 2009.

B-1

RESOLVED, that giving due consideration to the value of the aggregate assets of the PowerShares Exchange-Traded Fund Trust II (“Trust II”), the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in Trust II’s portfolios, the nature and method of conducting Trust II’s operations, and the accounting procedures and controls of Trust II, the coverage against larceny and embezzlement provided under a fidelity bond (the “Bond”) issued by ICI Mutual Insurance Company in the amount of $10 million is deemed by the Board of Trustees, including a majority of the Trustees who are not “interested persons” of Trust II, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”), to be adequate as to amount, type and form and in the best interests of the PowerShares CEF Income Composite Portfolio (the “New Fund”), and therefore, the appropriate officers of Trust II be, and they hereby are, and each hereby is, authorized to cause the New Fund to be added to the Bond; and it is further
RESOLVED, that the officers of Trust II are authorized and directed to add the New Fund to the joint allocation agreement among Trust II, PowerShares Exchange-Traded Fund Trust, PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Fund Trust concerning the Bond, such agreement being in substantially the form described at this Meeting; and it is further
RESOLVED, that the proper officers of Trust II be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and Rule 17g-1 under the 1940 Act.

PERIOD FOR WHICH PREMIUMS HAVE BEEN PAID
The premiums for the PowerShares Exchange-Traded Fund Trust II have been paid through May 1, 2009 through May 1, 2010.

By:	/s/ Bruce Duncan Bruce T. Duncan
Treasurer
April 6, 2010

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 7

INSURED		BOND NUMBER

PowerShares Exchange-Traded Fund Trust		07722109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 18, 2010	May 1, 2009 to May 1, 2010	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:
o PowerShares CEF Income Composite Portfolio, a series of:
PowerShares Exchange-Traded Fund Trust II
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN1.0-00 (1/02)